Trinity Mirror plc

12g3-2(b)

07023116

29 March 2007

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED APR 3 0 2007 WASH, D.C. 210 SECTION

SUPPL

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Linda Mailey

Encs.

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Trinity Mirror PLC	Annual Information Update		14:19 29 Mar 07		

Full Announcement Text

Trinity Mirror Plc (the "Company")

Annual Information Update (AIU)

Annual Information Update for the period 25 April 2006 to 29 March 2007

In compliance with rule 5.2 of the Prospectus Rules, Trinity Mirror plc sets out below a summary of the information which has been published or made available to the public during the defined period. The information referred to in this Update was up to date at the time the information was published, but some information may now be out of date.

Stock Exchange Announcements

Announcements made by the Company via RNS, a Regulatory Information Service, may be viewed and downloaded from the London Stock Exchange website.

Date	Announcement
29/03/2007	Accounts & AGM Notice to FSA
26/03/2007	Total Voting Rights

26/03/2007	Director/PDMR Shareholding
22/03/2007	Holding(s) in Company
22/03/2007	Holding(s) in Company
16/03/2007	Holding(s) in Company
16/03/2007	Holding(s) in Company
01/03/2007	Correction – Record Date
01/03/2007	Board Changes
01/03/2007	Preliminary Results
26/02/2007	Holding(s) in Company
26/02/2007	Total Voting Rights
23/02/2007	Director/PDMR Shareholding
21/02/2007	Holding(s) in Company
05/02/2007	Total Voting Rights
26/01/2007	Director/PDMR Shareholding
25/01/2007	Holding(s) in Company
18/01/2007	Holding(s) in Company
17/01/2007	Holding(s) in Company
16/01/2007	Holding(s) in Company
22/12/2006	Director/PDMR Shareholding
21/12/2006	Total Voting Rights
20/12/2006	Holding(s) in Company
14/12/2006	Business Review Conclusions
14/12/2006	Pre-close Trading Update
08/12/2006	Holding(s) in Company
24/11/2006	Director/PDMR Shareholding
22/11/2006	Holding(s) in Company
07/11/2006	Holding(s) in Company
02/11/2006	Holding(s) in Company
26/10/2006	Holding(s) in Company
24/10/2006	Director/PDMR Shareholding
25/09/2006	Director/PDMR Shareholding
22/09/2006	Holding(s) in Company
22/09/2006	Holding(s) in Company
20/09/2006	Holding(s) in Company
15/09/2006	Holding(s) in Company
13/09/2006	Holding(s) in Company
13/09/2006	Holding(s) in Company
11/09/2006	Holding(s) in Company
29/08/2006	Director/PDMR Shareholding
11/08/2006	Disposal

08/08/2006	Holding(s) in Company
03/08/2006	Interim Results (to 2nd July 2006)
01/08/2006	Director Appointment
27/07/2006	Holding(s) in Company
25/07/2006	Director/PDMR Shareholding
24/07/2006	Holding(s) in Company
21/07/2006	**Annual Information Update**
21/07/2006	Holding(s) in Company
20/07/2006	Holding(s) in Company
14/07/2006	Disposal of ICL
13/07/2006	Holding(s) in Company
30/06/2006	Holding(s) in Company
29/06/2006	Pre-close Trading Update
27/06/2006	Director/PDMR Shareholding
26/06/2006	Holding(s) in Company
23/06/2006	Holding(s) in Company
09/06/2006	Holding(s) in Company
02/06/2006	Director/PDMR Shareholding
25/05/2006	Holding(s) in Company
25/05/2006	Director/PDMR Shareholding
22/05/2006	Director/PDMR Shareholding
18/05/2006	Director/PDMR Shareholding
15/05/2006	Holding(s) in Company
11/05/2006	Holding(s) in Company
05/05/2006	Director/PDMR Shareholding
04/05/2006	AGM Statement
28/04/2006	Directorate Change (Chairman)
25/04/2006	Director/PDMR Shareholding

Companies House Filings

The Company has made the following filings with Companies House. Copies of these documents may be obtained from Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ.

Date of Filing	Description
26/03/2007	Allotment of shares 88(2)
19/03/2007	Allotment of shares 88(2)
26/02/2007	Allotment of shares 88(2)
19/02/2007	Allotment of shares 88(2)

16/02/2007	Allotment of shares 88(2)
12/02/2007	Allotment of shares 88(2)
09/02/2007	Allotment of shares 88(2)
29/12/2006	Allotment of shares 88(2)
22/12/2006	Allotment of shares 88(2)
11/12/2006	Allotment of shares 88(2)
27/11/2006	Allotment of shares 88(2)
06/11/2006	Allotment of shares 88(2)
30/10/2006	Allotment of shares 88(2)
16/10/2006	Allotment of shares 88(2)
04/08/2006	Allotment of shares 88(2) Appointment of Director
31/07/2006	Allotment of shares 88(2)
24/07/2006	Allotment of shares 88(2)
10/07/2006	Allotment of shares 88(2)
03/07/2006	Allotment of shares 88(2)
30/06/2006	Allotment of shares 88(2)
05/06/2006	Allotment of shares 88(2)
26/05/2006	Allotment of shares 88(2)
24/05/2006	Annual Report & Accounts (year ended 1st January 2006)
23/05/2006	Annual Return as at 1st May 2006
22/05/2006	Allotment of shares 88(2)
15/05/2006	Allotment of shares 88(2)
12/05/2006	Allotment of shares 88(2)
08/05/2006	Allotment of shares 88(2)
04/05/2006	Special Resolutions passed at AGM Director Appointment Director Resignation
24/04/2006	Allotment of shares 88(2)
28/04/2006	Allotment of shares 88(2)

All of the above information is available from the Registrar of Companies.

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